Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-237802
333-237802-01

PROSPECTUS SUPPLEMENT NO. 1

(to Prospectus dated May 11, 2020)

INVESCO DB MULTI-SECTOR COMMODITY TRUST

INVESCO DB OIL FUND

513,000,000 Common Units of Beneficial Interest

This Prospectus Supplement No. 1 (“Supplement No. 1”) supplements and amends the Prospectus dated May 11, 2020 (the “Prospectus”).

1.

On March 27, 2020, Mr. Daniel Draper gave notice to the Board of Managers (the “Board”) of Invesco Capital Management LLC, the managing owner (the “Managing Owner”) of Invesco DB Multi-Sector Commodity Trust and Invesco DB Oil Fund (the “Fund”), of his resignation from all positions with the Managing Owner and its affiliates, including his position as Chief Executive Officer and member of the Board of the Managing Owner, effective as of the close of business on June 12, 2020 (the “Effective Date”). Following the Board’s acceptance of Mr. Draper’s resignation, on May 18, 2020, the Board appointed Ms. Anna Paglia to serve as Chief Executive Officer and member of the Board and Audit Committee of the Board of the Managing Owner, effective as of the close of business on the Effective Date.

Accordingly, as of the close of business on the Effective Date, all references to Mr. Draper as Chief Executive Officer are deleted and replaced by Ms. Paglia. In addition, the following biography for Ms. Paglia replaces Mr. Draper’s biography on page 61 of the Prospectus:

Anna Paglia (46) has been Chief Executive Officer of the Managing Owner since June 2020. In this role, she has general oversight responsibilities for all of the Managing Owner’s business. Ms. Paglia has been a Member of the Board of Managers of the Managing Owner since June 2020. Additionally, Ms. Paglia is a Managing Director and Global Head of ETFs and Indexed Strategies of Invesco Ltd., a position in which she first began serving in June 2020. In these roles she is responsible for the management of the Managing Owner’s exchange traded fund business with direct functional reporting responsibilities for the Managing Owner’s portfolio management, products, marketing and capital markets teams. In such capacity, Ms. Paglia also is responsible for managing the operations of the Invesco Funds. Previously, Ms. Paglia was Head of Legal, US ETFs at Invesco, beginning in September 2010. In that role, she was responsible for the registration and listing of ETFs, as well as providing support to the US ETF Board, serving as a global ETF expert and resource to the US ETF Board and personnel of the Managing Owner and providing day-to-day support to the Managing Owner. In addition, she was a team leader for, and provided legal support to, Invesco’s unit investment trusts. Ms. Paglia earned a JD from L.U.I.S.S. Law School in Rome, a law school certificate from Kingston University School of Law in London and a master’s degree from Northwestern University School of Law in Chicago. She is admitted to practice law in Illinois and New York. Ms. Paglia was listed as a pending principal of the Managing Owner on May 22, 2020.

2.	Effective immediately, the following replaces the second paragraph in the “Distribution Services Agreement” section on page 76 of the Prospectus:

The date of the Distribution Services Agreement is the effective date and such Agreement will continue automatically for successive annual periods. The Distribution Services Agreement is terminable without penalty on sixty days’ written notice by the Fund’s Managing Owner or by Invesco Distributors. The Distribution Services Agreement will automatically terminate in the event of its assignment.

Supplement No. 1 should be read together with the Prospectus.

The Shares trade on the NYSE Arca under the symbol “DBO.”

Investing in the Shares involves significant risks. See “RISK FACTORS” starting on page 13 of the Prospectus.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission passed upon the adequacy or accuracy of the Prospectus or this Prospectus Supplement No. 1. Any representation to the contrary is a criminal offense.

The Fund is not a mutual fund or any other type of investment company within the meaning of the Investment Company Act of 1940, as amended, and is not subject to regulation thereunder.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED ON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT.

The date of this Prospectus Supplement No. 1 is June 2, 2020.

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE

P-DBO-PRO-1-SUP-1 060220